Exhibit 99.1

PO Box 10, Manitowoc, WI 54221-0010
For further information, contact:
Deb Weyker, SVP - Marketing
Phone: (920) 652-3274 | Email: dweyker@bankfirst.com

NEWS release

For Immediate Release

Bank First Corporation Signs Agreement to Acquire PSB Holdings, Inc.

Highlights of the Announced Transaction

•	Combines Two Strong Community Banks. Unites two relationship-driven institutions with deep community roots and a shared commitment to responsive, solutions-oriented service.

•	Strategic Geographic Expansion. Extends Bank First’s footprint into high-potential, community-centric markets across North Central Wisconsin and the greater Milwaukee area, regions long identified for strategic growth. The integration of these complementary branch networks creates a more robust and cohesive regional presence.

•	Increased Financial Capacity. Grows the combined organization to over $7.6 billion in assets, enhancing lending capacity, service capabilities, and opportunities to support individuals and businesses.

•	Enhanced Shareholder Value. Provides long-term value through combined financial strength and disciplined, relationship-based growth. PSB Holdings, Inc. shareholders are expected to receive over an 80% market premium, increased liquidity through a publicly traded partner with a long history of uninterrupted quarterly dividends, and alignment with a top-performing institution recognized for industry excellence.

MANITOWOC, Wis. and WAUSAU, Wis., May 19, 2026 /PRNewswire/ -- Bank First Corporation (Nasdaq: BFC) (“Bank First”), the holding company of Bank First, N.A., announced today that it has entered into an Agreement and Plan of Merger with PSB Holdings, Inc. (“Peoples”), parent company of Peoples State Bank, a Wisconsin state-chartered bank, under which Bank First will acquire 100% of the common stock of Peoples in an all-stock transaction.

Under the terms of the Agreement and Plan of Merger, each Peoples shareholder will have the right to receive 0.3470 of a share of Bank First’s common stock in exchange for each share of Peoples common stock. The aggregate consideration is valued at approximately $202.9 million, based on the closing price of Bank First common stock as of May 18, 2026, of $143.66 per share.

The partnership brings together two organizations with shared values, strong customer relationships, and a commitment to community banking. Bank First expands into attractive markets across North Central Wisconsin and the greater Milwaukee area, with a complementary branch network, while Peoples benefits from the scale, resources, and technology of a larger institution without sacrificing local decision making or its community-focused culture.

Customers of both banks will have access to expanded products, services, and capabilities. Peoples customers gain access to Bank First’s advanced digital banking solutions, strong retail offerings, and a broader suite of Treasury Management products and services. Bank First customers benefit from Peoples’ experienced team, strong local presence, and award-winning service culture.

Mike Molepske, Chairman and Chief Executive Officer of Bank First, stated, “This partnership brings together two organizations that believe deeply in relationship-based banking and the role community banks play in helping people, businesses, and communities succeed. Over time, our leadership teams have remained connected and observed one another’s growth. It became clear that our philosophies and values align, and the timing was right to bring our organizations together in a way that strengthens both while expanding into markets where we can make a meaningful impact.”

“Bank First is an ideal partner for Peoples, bringing scale, expanded capabilities, a people-centered culture, and a shared commitment to putting customers first,” stated Scott Cattanach, President and Chief Executive Officer of Peoples. “This merger allows us to build on the relationships we have established while providing customers with enhanced digital banking solutions, a broader range of products and services, and continued local decision making. Just as importantly, it creates new opportunities for our employees and strengthens our ability to serve our communities for years to come.”

The Boards of Directors of Bank First and Peoples have approved the Agreement and Plan of Merger. Subject to customary closing conditions, regulatory approval, and approval by Peoples’ shareholders, the transaction's closing and systems conversion are expected to occur in the fourth quarter of 2026.

As of March 31, 2026, Peoples had approximately $1.50 billion in consolidated assets, $1.12 billion in net loans, $1.19 billion in deposits, and $133.87 million in consolidated stockholders’ equity. Based on the financial results as of March 31, 2026, the combined company, including Bank First’s recent acquisition of Centre 1 Bancorp, Inc., which closed on January 1, 2026, will have total assets of approximately $7.6 billion, loans of approximately $5.64 billion, and deposits of approximately $6.27 billion.

Piper Sandler & Co. served as financial advisor to Bank First, and Alston & Bird LLP served as legal counsel. Raymond James & Associates, Inc. served as financial advisor to Peoples, and Boardman Clark LLP served as legal counsel.

Bank First Corporation and Bank First, N.A.

Bank First Corporation is the holding company for Bank First, N.A., a relationship-based financial institution headquartered in Manitowoc, Wisconsin. With approximately $6.07 billion in assets, Bank First provides a full range of financial services, including commercial and retail lending, deposit services, treasury management, trust, and wealth management, across 38 locations in Wisconsin and Illinois. Founded in 1894, Bank First has a long history of supporting the communities it serves. For more information, visit www.bankfirst.com.

PSB Holdings, Inc. and Peoples State Bank

PSB Holdings, Inc. is the parent company of Peoples State Bank. Peoples is a community bank headquartered in Wausau, Wisconsin, serving northcentral and southeastern Wisconsin from twelve full-service banking locations in Marathon, Oneida, Vilas, Portage, Milwaukee and Waukesha counties. Peoples also provides investment and insurance products, along with retirement planning services, through Peoples Wealth Management, a division of Peoples. For additional information, visit https://www.bankpeoples.com/.

Forward-Looking Statements

This news release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the merger, the expected returns and other benefits of the merger to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on Bank First’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of Peoples’ business into Bank First, (5) the failure to obtain the necessary approval by the shareholders of Peoples, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability of the parties to obtain required governmental approvals of the merger on expected terms or in a timely manner, or at all, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing of the merger, (10) the risk that the integration of Peoples’ operations into the operations of Bank First will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Bank First’s issuance of additional shares of its common stock in the merger, (13) the successful integration of the recently completed acquisition of Centre 1 Bancorp, Inc., and (14) general competitive, economic, political and market conditions.

Many of these factors are beyond Bank First’s and Peoples’ ability to control or predict. Other relevant risk factors may be detailed from time to time in Bank First’s press releases and filings with the Securities and Exchange Commission (the “SEC”). Consequently, no forward-looking statement can be guaranteed. Neither Bank First nor Peoples undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For any forward-looking statements made in this news release or any related documents, Bank First and Peoples claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful. In connection with the proposed merger, Bank First will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Peoples, and a prospectus of Bank First, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANK FIRST, PEOPLES AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of Peoples seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by Bank First through the website maintained by the SEC at www.sec.gov. Documents filed with the SEC by Bank First will also be available free of charge on the Shareholder Services page of Bank First’s website at https://ir.bankfirst.com/financials/sec-filings/default.aspx, or by directing a written request to Bank First Corporation, P.O. Box 10, Manitowoc, Wisconsin 54221-0010, Attn: Kelly Dvorak. Bank First’s telephone number is (920) 652-3100.

Participants in the Transaction

Bank First, Peoples and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Peoples in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Bank First and its directors and officers may be found on Bank First’s Shareholder Services page at www.bankfirst.com and in Bank First’s proxy statement filed with the SEC on April 24, 2026.

Contacts

Bank First: Mike Molepske, Chairman & CEO, at mmolepske@bankfirst.com or (920) 652-3202

PSB Holdings: Scott Cattanach, President & CEO, at Scott.Cattanach@bankpeoples.com or (715) 847-4020